Exhibit (e)(1)

EXCERPTS FROM THE FEMALE HEALTH COMPANY'S PROXY STATEMENT
DATED FEBRUARY 20, 2007

ELECTION OF DIRECTORS
(Item 1)

Pursuant to the authority contained in the Amended and Restated By-Laws of the Company, the Board of Directors has established the number of directors at nine. The Board of Directors has nominated O.B. Parrish, Mary Ann Leeper, Ph.D., William R. Gargiulo, Jr., David R. Bethune, Stephen M. Dearholt, Michael R. Walton, James R. Kerber, Richard E. Wenninger and Mary Margaret Frank, Ph.D. for election as directors, all to serve until the 2008 Annual Meeting of Shareholders.

As indicated below, all persons nominated by the Board of Directors are incumbent directors. The Company anticipates that all of the nominees listed in this Proxy Statement will be candidates when the election is held. However, if for any reason any nominee is not a candidate at that time, proxies will be voted for any substitute nominee designated by the Company (except where a proxy withholds authority with respect to the election of directors).

NOMINEES FOR ELECTION AS DIRECTORS

O.B. PARRISH
Age: 73; Elected Director: 1987; Present Term Ends: 2007 Annual Meeting

O.B. Parrish has served as Chief Executive Officer of the Company since 1994, as acting President since May 2006, as acting Chief Financial and Accounting Officer from February 1996 to March 1999 and as the Chairman of the Board and a Director of the Company since 1987. Mr. Parrish is a shareholder and has served as the President and as a Director of Phoenix Health Care of Illinois, Inc. ("Phoenix of Illinois") since 1987. Phoenix of Illinois owns approximately 233,501 shares of the Company's Common Stock. Mr. Parrish also is Chairman and a Director of ViatiCare, L.L.C., a financial services company, and Chairman and a Director of Abiant, Inc., a neuroimaging company. Mr. Parrish is also a trustee of Lawrence University. From 1977 until 1986, Mr. Parrish was the President of the Global Pharmaceutical Group of G.D. Searle & Co. ("Searle"), a pharmaceutical/consumer products company. From 1974 until 1977, Mr. Parrish was the President of Searle International, the foreign sales operation of Searle. Prior to that, Mr. Parrish was Executive Vice President of Pfizer's International Division.

MARY ANN LEEPER, Ph.D.
Age: 66; Elected Director: 1987;
Present Term Ends: 2007 Annual Meeting

Dr. Leeper has served as Senior Strategic Adviser to the Company since May 2006. Dr. Leeper served as the President and Chief Operating Officer of the Company from 1996 to April 2006. Dr. Leeper served as President and Chief Executive Officer of The Female Health Company Division from May 1994 until January 1996, as Senior Vice President - Development of the Company from 1989 until January 1996 and as a Director of the Company since 1987. Dr. Leeper is a shareholder and has served as a Vice President and Director of Phoenix of Illinois since 1987. From 1981 until 1986, Dr. Leeper served as Vice President - Market Development for Searle's Pharmaceutical Group and in various Searle research and development management positions. As Vice President - Market Development, Dr. Leeper was responsible for worldwide licensing and acquisition, marketing and market research. In earlier positions, she was responsible for preparation of new drug applications and was a liaison with the FDA. Dr. Leeper serves on the Board of Neenah Paper, Inc. and is chair of its nominating and governance committee. She is also an adjunct professor at the University of Virginia Darden School of Business.

WILLIAM R. GARGIULO, JR.
Age: 78; Elected Director: 1987; Present Terms Ends: 2007 Annual Meeting

William R. Gargiulo, Jr. has served as Secretary of the Company from 1996 to present, as Vice President from 1996 to September 30, 1998, as Assistant Secretary of the Company from 1989 to 1996, as Vice President - International of The Female Health Company Division from 1994 until 1996, as Chief Operating Officer of the Company from 1989 to 1994, and as General Manager of the Company from 1988 to 1994. Mr. Gargiulo has also served as a Director of the Company since 1987. Mr. Gargiulo is a trustee of a trust which is a shareholder of Phoenix of Illinois. From 1984 until 1986, Mr. Gargiulo was the Executive Vice-President of the Pharmaceutical Group of Searle, in charge of Searle's European operations. From 1976 until 1984, Mr. Gargiulo was the Vice President of Searle's Latin American operations.

DAVID R. BETHUNE
Age: 66; Elected Director: 1996; Present Term Ends: 2007 Annual Meeting

      Mr. Bethune has served as a Director of the Company since January 1996. He is currently a member of the Board of Directors of the CAMBREX Corporation, a life sciences company dedicated to providing products and services that accelerate and improve the discovery and commercialization of human therapeutics. Mr. Bethune served as Chairman and Chief Executive Officer of Atrix Laboratories, Inc. from 1999 until his retirement in 2004. From 1997 to 1998, Mr. Bethune held the positions of President and Chief Operating Officer of the IVAX Corporation. From 1996 to 1997, Mr. Bethune was a consultant to the pharmaceutical industry. From 1995 to 1996, Mr. Bethune was President and Chief Executive Officer of Aesgen, Inc., a generic pharmaceutical company. From 1992 to 1995, Mr. Bethune was Group Vice President of American Cyanamid Company and a member of its Executive Committee until the sale of the company to American Home Products. While at American Cyanamid Company, he had global executive authority for human biologicals, consumer health products, pharmaceuticals and opthalmics, as well as medical research. Mr. Bethune is a founding trustee of the American Cancer Society Foundation. He is the founding chairman of the Corporate Council of the Children's Health Fund in New York City and served on the Arthritis Foundation Corporate Advisory Council.

STEPHEN M. DEARHOLT
Age: 60; Elected Director: 1996; Present Term Ends: 2007 Annual Meeting

Mr. Dearholt has served as a Director of the Company since April 1996. Mr. Dearholt is a co-founder of, and partner in, Insurance Processing Center, Inc., one of the largest privately owned life insurance marketing organizations in the United States, since 1972. He has over 33 years of experience in direct response advertising and data based marketing of niche products. Since 1985, he has been a 50% owner of R.T. of Milwaukee, a private investment holding company which operates a stock brokerage business in Milwaukee, Wisconsin. In late 1995, Mr. Dearholt arranged, on very short notice, a $1 million bridge loan which assisted the Company in its purchase of Chartex. Mr. Dearholt is also very active in the non-profit sector. He is currently on the Board of Directors of Children's Hospital Foundation of Wisconsin, an honorary board member of the Zoological Society of Milwaukee, and the national Advisory Council of the Hazelden Foundation. He is a past board member of Planned Parenthood Association of Wisconsin, and past Chairman of the Board of the New Day Club, Inc.

MICHAEL R. WALTON
Age: 69; Elected Director: 1999; Present Term Ends: 2007 Annual Meeting

Mr. Walton has served as a Director of the Company since April 1999. Mr. Walton is President and owner of Sheboygan County Broadcasting Co., Inc., a company he founded in 1972. The company has focused on start-up situations, and growing value in under-performing, and undervalued radio stations and newspapers. Sheboygan County Broadcasting Co. has owned and operated businesses in Wisconsin, Illinois, Michigan and New York. It has specialized in creating, building and managing news media properties and has acquired existing companies, as well. Prior to 1972, Mr. Walton was owner and President of Walton Co., an advertising representative firm he founded in New York City. He has held sales and management positions with Forbes Magazine, The Chicago Sun Times and Gorman Publishing Co. Mr. Walton has served on the Board of the American Red Cross, the Salvation Army, the Sheboygan County Chamber of Commerce and the Rogers Memorial Hospital Foundation.

JAMES R. KERBER
Age: 74; Director: 1999; Present Term Ends: 2007 Annual Meeting

Mr. Kerber has served as a Director of the Company since April 1999. Mr. Kerber has been a business consultant to the insurance industry since January 1996. He has over 40 years of experience in operating insurance companies, predominately those associated with life and health. From 1994 to 1996, he was Chairman, President, Chief Executive Officer and director of the 22 life and health insurance companies which comprise the ICH Group. In 1990, Mr. Kerber was a founding partner in the Life Partners Group where he was Senior Executive Vice President and a director. Prior to that, he was involved with operating and consolidating over 200 life and health insurance companies for ICH Corporation, HCA Corporation and US Life Corporation.

RICHARD E. WENNINGER
Age: 59; Director: 2001; Present Term Ends: 2007 Annual Meeting

Mr. Wenninger has served as a Director of the Company since July 2001. Mr. Wenninger currently serves as Chairman of Wenninger Company, Inc., a mechanical contracting and engineering company. From 1976 to 2001, Mr. Wenninger served as President and Chief Executive Officer of Wenninger Company, Inc. He is also Secretary of Wenn Soft, Inc., a software development, sales and service company he founded in 1997. From 1992 to 1999, Mr. Wenninger served as Secretary of Liftco, Inc. Mr. Wenninger is a current board member of the Boys & Girls Club of Milwaukee, a former President and board member of the Milwaukee Athletic Club, a former board member of the Wisconsin Psychoanalytic Foundation, a former board member of University Lake School, the former President and a current board member of the Plumbing and Mechanical Contractors Association of Milwaukee, the former President and a former board member of the Sheet Metal Contractors Association of Milwaukee and a former board member of the Mechanical Contractors Association of America.

MARY MARGARET FRANK, Ph.D.
Age: 37; Director: 2004; Present Term Ends: 2007 Annual Meeting

Dr. Frank has served as a Director of the Company since October 2004. Dr. Frank has served as an Assistant Professor of Accounting at the Darden Graduate School of Business at the University of Virginia where she has taught financial and tax accounting since 2002. From 1999 to 2002, Dr. Frank was an Assistant Professor at the Graduate School of Business at the University of Chicago. During 1997, Dr. Frank was an accounting instructor at the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill. From 1992 to 1994, Dr. Frank served as a Senior Tax Consultant at Arthur Andersen.

The Board of Directors recommends that shareholders vote FOR all nominees.

DIRECTOR COMPENSATION AND BENEFITS

Directors who are officers of the Company do not receive compensation for serving in such capacity. Individual directors who are not officers of the Company receive $1,000 for attendance in person at each meeting of the Board of Directors or meeting of a committee of which he or she is a member. In addition, each director who is not an employee of the Company receives an automatic grant of options to purchase 30,000 shares of Common Stock under the Company's Outside Director Stock Option Plan. Stephen M. Dearholt, Richard E. Wenninger, Mary Margaret Frank, Ph.D., James R. Kerber, David R. Bethune and Michael R. Walton were awarded a post-election grant of 30,000 options each on October 12, 2006. All of the options awarded on October 12, 2006 have an exercise price of $1.27 per share, vest pro rata over a 36-month period commencing November 12, 2006 and ending on October 12, 2009 and expire on October 12, 2016.

EXECUTIVE OFFICERS

The names of, and certain information regarding, executive officers and certain key employees of the Company who are not directors of the Company, are set forth below.

Name	Age	Position
Donna Felch	59	Vice President and Chief Financial Officer
Michael Pope	49	Vice President and General Manager of The Female Health Company (UK) Plc.
Robert R. Zic	43	Vice President - Finance
Jack Weissman	59	Vice President - Sales

DONNA FELCH
Age: 59; Vice President and Chief Financial Officer

Ms. Felch has served as Vice President and Chief Financial Officer of the Company since February 2006. Prior to joining the Company, Ms. Felch was Vice President and Treasurer of American Pharmaceutical Partners Inc., a pharmaceutical company that develops, manufactures and markets injectable pharmaceutical products, from November 2002 until June 2005. In these positions, she directed the treasury, tax, financial planning and analysis, credit and collections and risk management functions. Ms. Felch joined American Pharmaceutical Partners Inc. in 1998 and during such time held the positions of Senior Director of Corporate Accounting and Director in General Accounting and Tax. In these roles, her responsibilities included internal and external financial reporting, tax, treasury, financing planning, credit and risk management. Previously, Ms. Felch served as Director of Corporate Tax with Fijisawa USA, a subsidiary of a major Japanese pharaceutical company. Ms. Felch had formerly worked as a Tax Manager for LyphoMed, Inc., a generic pharmaceutical manufacturer.

MICHAEL POPE
Age: 49; Vice President, General Manager - The Female Health Company (UK) Plc.

Mr. Pope has served as Vice President of the Company since 1996 and as General Manager of The Female Health Company (UK) Plc. (formerly Chartex International, Plc.) since the Company's 1996 acquisition of Chartex. Mr. Pope has also served as a Director of The Female Health Company, Ltd. (formerly Chartex Resources Limited) and The Female Health Company (UK) Plc. since 1995. From 1990 until 1996, Mr. Pope was Director of Technical Operations for Chartex with responsibility for manufacturing, engineering, process development and quality assurance. Mr. Pope was responsible for the development of the high speed proprietary manufacturing technology for the female condom and securing the necessary approvals of the manufacturing process by regulatory organizations, including the FDA. Mr. Pope was also instrumental in developing and securing Chartex's relationship with its Japanese marketing partner. Prior to joining Chartex, from 1986 to 1990, Mr. Pope was Production Manager and Technical Manager for Franklin Medical, a manufacturer of disposable medical devices. From 1982 to 1986, Mr. Pope was Site Manager, Engineering and Production Manager, Development Manager and Silicon Manager for Warne Surgical Products.

ROBERT R. ZIC
Age: 43; Vice President - Finance.

Mr. Zic has served as Vice President - Finance of the Company since February 2006. Mr. Zic served as Principal Accounting Officer from March 1999 until February 2006. From 1998 to 1999, Mr. Zic held the dual positions of Acting Controller and Acting Chief Financial Officer at Ladbroke's Pacific Racing Association division. From 1995 to 1998, Mr. Zic served as the Chief Accounting Manager and Assistant Controller at Argonaut Insurance Company. In this capacity, he was responsible for the financial and accounting operations of Argonaut and its four subsidiaries. From 1990 to 1994, he was the Assistant Controller of CalFarm Insurance Company, where he was responsible for external reporting duties. From 1988 to 1990, Mr. Zic was a Senior Accountant responsible for the statutory-based financials of Allstate Insurance Company. Mr. Zic began his career in 1986 as an auditor with Arthur Andersen & Co.

JACK WEISSMAN
Age: 59; Vice President - Sales

Mr. Weissman has served as Vice President - Sales since June 1995. From 1992 to 1994, Mr. Weissman was Vice President-Sales for Capitol Spouts, Inc., a manufacturer of pouring spouts for gable paper cartons. From 1989 to 1992, he acted as General Manager-HTV Group, an investment group involved in the development of retail stores. From 1985 to 1989, Mr. Weissman was Director - Retail Business Development for The NutraSweet Company, a Searle subsidiary. Mr. Weissman joined Searle's Consumer Products Group in 1979 and held positions of increasing responsibility, including National Account and Military Sales Manager. Prior to Searle, Mr. Weissman worked in the consumer products field as account manager and territory manager for Norcliff Thayer and Whitehall Laboratories.

EXECUTIVE COMPENSATION

The table below provides information for each of the Company's last three fiscal years regarding all annual, long-term and other compensation paid by the Company to its Chief Executive Officer, the other two executive officers of the Company whose total annual salary and bonus exceeded $100,000 for services rendered during the fiscal year ended September 30, 2006 and the other former executive officer whose total annual salary and bonus exceeded such amount during fiscal 2006. The individuals listed in this table are referred to elsewhere in this proxy statement as the "named executive officers."

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Restricted Stock Awards ($)		Securities Underlying Options (#)
O.B. Parrish, Chairman, Chief Executive Officer and Acting President	2006 2005 2004	110,833 90,000 90,000	--- --- ---		538,000 75,000 117,500	(1)(2) (3) (4)	--- --- 464,000	(5)
Mary Ann Leeper, Ph. D., Senior Strategic Adviser (6)	2006 2005 2004	204,167 250,000 250,000	--- --- ---		51,000 37,500 47,000	(1) (3) (4)	--- --- 790,000	(5)
Michael Pope, Vice President and General Manager of the Female Health Company (UK) Plc. (8)	2006 2005 2004	168,811 160,343 155,059	--- --- ---		106,500 7,500 11,750	(1)(7) (3) (4)	--- --- 370,000	(5)
Donna Felch, Chief Financial Officer and Vice President (9)	2006	108,202	25,050	(10)	81,000	(7)	---

(1)
On October 3, 2005, Mr. Parrish, Dr. Leeper and Mr. Pope were issued 50,000, 30,000 and 15,000 shares, respectively, of restricted Common Stock by the Company’s Board of Directors. The shares had a one year restriction and became vested on October 1, 2006.  The closing price of the Company’s Common Stock on October 3, 2005 was $1.70 per share. As of September 30, 2006, the value of Mr. Parrish’s restricted stock was $66,500, the value of Dr. Leeper’s restricted stock was $39,900 and the value of Mr. Pope’s restricted stock was $19,950 based on a value of $1.33 per share, the closing price of the Company’s Common Stock on that date. The shares of restricted stock have all the rights of the Company's Common Stock, including voting and dividend rights.

(2)            On May 1, 2006, Mr. Parrish was issued 300,000 shares of restricted Common Stock by the Company’s Board of Directors. The shares vest pro rata over a two-year period such that 150,000 shares vest on each of May 1, 2007 and May 1, 2008. None of the shares were vested on October 1, 2006. The closing price of the Company’s Common Stock on May 1, 2006 was $1.51 per share. As of September 30, 2006, the value of Mr. Parrish’s restricted stock was $399,000 based on a value of $1.33 per share, the closing price of the Company’s Common Stock on that date. The shares of restricted stock have all the rights of the Company’s Common Stock, including voting and dividend rights.

(3)
On October 1, 2004, Mr. Parrish, Dr. Leeper and Mr. Pope were issued 50,000, 25,000 and 5,000 shares, respectively, of restricted Common Stock by the Company’s Board of Directors. The shares had a one year restriction and became vested on October 1, 2005. The closing price of the Company’s Common Stock on October 1, 2004 was $1.50 per share. As of September 30, 2006, the value of Mr. Parrish’s restricted stock was $66,500, the value of Dr. Leeper’s restricted stock was $33,250 and the value of Mr. Pope’s restricted stock was $6,650 based on a value of $1.33 per share, the closing price of the Company’s Common Stock on that date. The shares of restricted stock have all the rights of the Company's Common Stock, including voting and dividend rights.

(4)
On October 1, 2003, Mr. Parrish, Dr. Leeper, and Mr. Pope were issued 50,000, 20,000 and 5,000 shares, respectively, of restricted Common Stock by the Company’s Board of Directors. The shares had a one year restriction and became vested on October 1, 2004. The closing price of the Company’s Common Stock on October 1, 2003 was $2.35 per share. As of September 30, 2006, the value of Mr. Parrish’s restricted stock was $66,500, the value of Dr. Leeper’s restricted stock was $26,600, and the value of Mr. Pope’s restricted stock was $6,650 based on a value of $1.33 per share, the closing price of the Company’s Common Stock on that date. The shares of restricted stock have all the rights of the Company's Common Stock, including voting and dividend rights.

(5)
On April 22, 2003, Mr. Parrish, Dr. Leeper and Mr. Pope were issued options to purchase shares of the Company's Common Stock as part of an exchange for the cancellation of previously issued Common Stock options, which cancellation occurred on September 26, 2002. The Common Stock options have an exercise price of $1.40 per share, which was the closing stock price of the Company's Common Stock on April 22, 2003. The options vested pro rata (one thirty-sixth) on the first of each month for 36 months following the date of the grant, commencing on May 1, 2003 and ending on April 1, 2006.

(6)    Dr. Leeper ceased to be an executive officer of the Company on May 1, 2006.

(7)           On June 30, 2006, Mr. Pope and Ms. Felch were each issued 60,000 shares of restricted Common Stock by the Company’s Board of Directors. The shares vest pro rata over a two-year period such that 30,000 shares vest on each of June 30, 2007 and June 30, 2008. None of the shares were vested on October 1, 2006. The closing price of the Company’s Common Stock on June 30, 2006 was $1.35 per share. As of September 30, 2006, the value of both Mr. Pope and Ms. Felch’s restricted stock was $79,800 based on a value of $1.33 per share, the closing price of the Company’s Common Stock on that date. The shares of restricted stock have all the rights of the Company’s Common Stock, including voting and dividend rights.

(8)           Mr. Pope’s salary is paid in U.K. pounds. Amounts shown for Mr. Pope’s salary are based on the 12- month average exchange rate for each year, which was 1.80 U.S. dollars per U.K. pound in fiscal 2006, was 1.85 U.S. dollars per U.K. pound in fiscal 2005 and 1.79 U.S. dollars per U.K. pound in fiscal 2004.

(9)           Ms. Felch became an executive officer of the Company with her appointment as Chief Financial Officer and Vice President in February 2006.

(10)	On February 6, 2006, Ms. Felch was issued 15,000 shares of Common Stock by the Company. The closing price of the Company’s Common Stock on February 6, 2006 was $1.67 per share.

Stock Options

No stock options were granted to the named executive officers of the Company during the fiscal year ended September 30, 2006.

The following table provides information regarding the value of unexercised options held by the named executive officers at September 30, 2006. No named executive officer exercised any option during the fiscal year ended September 30, 2006.

AGGREGATED FISCAL YEAR-END OPTION VALUES

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End ($) Exercisable/Unexercisable (1)

O.B. Parrish	464,000 / 0	0 / 0

Mary Ann Leeper	790,000 / 0	0 / 0

Michael Pope	370,000 / 0	0 / 0

Donna Felch	0 / 0	0 / 0

(1) Calculated based upon a closing sale price of $1.33 on September 30, 2006.

Employment and Change of Control Agreements

On January 20, 2006, the Company entered into an employment agreement with Dr. Leeper, the Company's Senior Strategic Adviser and former President and Chief Operating Officer of the Company, and a member of the Company's Board of Directors. The employment agreement was effective as of May 1, 2006. The employment agreement terminated all previous agreements between the parties relating to Dr. Leeper's employment, including the employment agreement between the Company and Dr. Leeper effective as of May 1, 1994. Pursuant to the terms of the employment agreement, Dr. Leeper will serve as a strategic adviser to the Company. The employment agreement originally expired on September 30, 2006, but was extended for a period of 90 days. Pursuant to the employment agreement, Dr. Leeper originally received an annual base salary of $150,000. As part of the extension of the employment agreement, Dr. Leeper temporarily assumed some additional duties and her base salary was increased to $200,000. On February 8, 2007, the Company's Board of Directors further extended Dr. Leeper's employment for a period of ninety days commencing on February 8, 2007 in accordance with the same terms as previously extended. The employment agreement may be further extended upon the mutual agreement of the Company and Dr. Leeper. Under the employment agreement, Dr. Leeper is entitled to participate in the Company's bonus plans, stock incentive plan and other employee benefit plans. Additionally, under the employment agreement, Dr. Leeper is eligible to participate in any medical, health, dental, disability and life insurance policy that is in effect for the Company's other senior management. Pursuant to the employment agreement, Dr. Leeper has agreed not to compete with the Company during employment and for a period of two years following termination of employment (six months if employment is terminated by the Company after a "change of control") and has agreed to maintain the confidentiality of the Company's proprietary information and trade secrets during the term of employment and for three years thereafter. The employment agreement provides that if Dr. Leeper 's employment is terminated by the Company without "cause" or by Dr. Leeper for "good reason," Dr. Leeper will be entitled to a severance payment of $125,000 and a payment of $50,000 in consideration of the noncompetition and confidentiality covenants, except that if such termination occurs at any time after or in anticipation of a "change of control" with respect to the Company, Dr. Leeper will be entitled solely to those amounts to which she is entitled under the Amended and Restated Change of Control Agreement dated October 1, 2005 by and between the Company and Dr. Leeper. If the termination of Dr. Leeper's employment occurs as a result of the death or disability of Dr. Leeper, then she shall be entitled to receive the greater of (a) her base salary or (b) the remaining amounts due her under the terms of the employment agreement.

Effective February 2, 2006, the Company entered into a letter agreement with Donna Felch, the Company's Chief Financial Officer and Vice President regarding the terms of her employment with the Company. Pursuant to the terms of the letter agreement, Ms. Felch will serve as the Company's Vice President and Chief Financial Officer and will be responsible for the Company's financial reporting, financial analysis and related filings with the Securities and Exchange Commission. Ms. Felch will receive an annual base salary of $165,000. Additionally, Ms. Felch is entitled to participate in the Company's bonus plans, stock incentive plan and other employee benefit plans. As a hiring bonus, Ms. Felch received a grant of 15,000 shares of common stock. Additionally, the Company agreed to grant Ms. Felch an additional 15,000 shares of common stock on the one year anniversary date of her hire date if she remained employed by the Company on such date. Ms. Felch is eligible to participate in any medical, health, dental, disability and life insurance policy that is in effect for the Company's other employees who are located in the United States.

Effective October 1, 2005, the Company entered into Amended and Restated Change of Control Agreements with each of O.B. Parrish, its Chairman and Chief Executive Officer, Mary Ann Leeper, its Senior Strategic Adviser and a director, and Michael Pope, its Vice President, and effective February 8, 2006, the Company entered into a change of control agreement with Donna Felch, its Chief Financial Officer and Vice President. These agreements essentially act as springing employment agreements which provide that, upon a change of control, as defined in the agreement, the Company will continue to employ the executive for a period of three years in the same capacities and with the same compensation and benefits as the executive was receiving prior to the change of control, in each case as specified in the agreements. If the executive is terminated without cause or if he or she quits for good reason, in each case as defined in the agreements, after the change of control, the executive is generally entitled to receive a severance payment from the Company equal to the amount of compensation remaining to be paid to the executive under the agreement for the balance of the three-year term.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Between September 2004 and January 2005, the Company conducted a program to induce the holders of the Company’s outstanding Common Stock purchase warrants to exercise their warrants. Pursuant to this program, the Company offered an incentive to such holders providing for issuance of (1) shares of the Company’s Common Stock equal to 10% of the aggregate number of Common Stock purchase warrants exercised or (2) new Common Stock purchase warrants equal to 20% of the aggregate number of outstanding warrants exercised containing an exercise price per share equal to the closing price of the Company’s Common Stock as reported on the OTC Bulletin Board on the date the holder committed to exercise the outstanding warrants. Under this incentive program, one investor exercised 500,000 warrants as of September 30, 2004 and received 550,000 shares of Common Stock which includes 50,000 incentive shares. Between October 2004 and January 2005 four investors opted to exercise 1,000,000 warrants and receive 1,100,000 shares of Common Stock which includes 100,000 incentive shares and two investors opted to exercise 1,200,000 warrants and received 1,200,000 shares of Common Stock and 240,000 incentive warrants with an exercise price in each case of $1.50 per share and an expiration date of November 23, 2007. Among the seven persons participating in this program were three of the Company’s directors (Stephen M. Dearholt, Richard E. Wenninger and O.B. Parrish). The Company received aggregate proceeds of $2.5 million from the exercise of the outstanding warrants.

It has been and currently is the policy of the Company that transactions between the Company and its officers, directors, principal shareholders or affiliates are to be on terms no less favorable to the Company than could be obtained from unaffiliated parties. The Company intends that any future transactions between the Company and its officers, directors, principal shareholders or affiliates will be approved by a majority of the directors who are not financially interested in the transaction.